

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2023

Mathieu Bonnet
Chief Executive Officer
Allego N.V.
Westervoortsedijk 73 KB
6827 AV Arnhem
The Netherlands

      Re: Allego N.V.
          Form 20-F for the Fiscal Year Ended December 31, 2021
          Filed May 13, 2022
          File No. 001-41329

Dear Mathieu Bonnet:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Trade & Services